UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 8, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Expands Its Equipment Solutions through the Acquisition of Better Packages® Inc.

IPG® offers expanded equipment solutions to meet the challenges of E-Fulfillment Operations and Packaging End-Users.

MONTREAL, QUEBEC; SARASOTA, FLORIDA; ANSONIA, CONNECTICUT – April 8, 2015 – Intertape Polymer Group Inc. (TSX:ITP) (“Intertape®”, “IPG”, or “the Company”), a leading manufacturer of packaging products and machinery, announced today the acquisition of Better Packages, Inc. (“Better Packages”), a leading supplier of water-activated tape dispensers. This acquisition further extends IPG’s product offering and global presence in the rapidly growing e-commerce market. All amounts in this press release are denominated in U.S. dollars unless otherwise indicated.

Better Packages’ product line includes automatic tape dispensing machines used in high volume applications such as e-commerce fulfillment centers. IPG is a leading North American manufacturer of reinforced and non-reinforced water-activated tape. This acquisition represents a holistic combination of both machine and consumable products which should provide IPG with a strong position in the marketplace.

“This acquisition marks an important milestone in an effort to support IPG’s vertical marketing. The addition of Better Packages will reinforce our offering in water-activated tape solutions focused specifically on the growing electronic fulfillment channels,” said Greg Yull, IPG’s President and CEO.

“I am pleased that Better Packages will be joining the IPG corporate family. Better Packages is a recognized brand in water-activated tape dispensers. The acquisition of the Better Packages brand allows IPG to position itself as the premier solutions provider to the market.”

Better Packages revenue for the most recently completed fiscal year was approximately $18 million. The acquisition was financed with funds from IPG’s revolving credit facility and is expected to be accretive to earnings in 2015.

Phil White, the current CEO of Better Packages, will continue to manage Better Packages’ operations. The business will remain headquartered in Ansonia, CT.

About Better Packages

Founded in 1917, Better Packages is a leading manufacturer of tabletop water-activated tape (WAT) dispensers used in carton sealing. Better Packages’ product line includes auto-dispensing electric machines that are used in high volume fulfillment centers, as well as manual dispensers.

In the U.S., Better Packages sells through multiple channels that include industrial and packaging distributors and catalog wholesalers, as well as direct to end-user customers. Its distribution network consists of over 160 authorized distributors including Tier 1 shipping and packaging. Better Packages also has another 50 international distributors that service over 70 countries. For more information, visit www.BetterPackages.com.

About IPG

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,900 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the addition of Better Packages, Inc. reinforcing our offering in water-activated tape solutions, focused specifically on the growing electronic fulfillment channels, the positioning of IPG as the premier solutions provider to the water activated tape dispenser market, and the expectation that the acquisition of Better Packages, Inc. will be accretive to earnings in 2015, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the post-closing performance of Better Packages, Inc. from an operational and financial perspective; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

Maison Brison Communications

Pierre Boucher

514-731-0000